ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh
December 23, 2025	T +1 617 235 4614
michelle.huynh@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Mindy Rotter

Re: Sarbanes-Oxley Review of DoubleLine Funds

Dear Ms. Rotter:

Thank you for your oral comments provided on December 10, 2025, regarding the staff of the Securities and Exchange Commission’s (“SEC”) review, pursuant to the Sarbanes-Oxley Act of 2002, of the financial statements contained in the reports to shareholders, as well as related disclosures in the prospectuses and other filings of the DoubleLine funds listed on Appendix A attached hereto. The filings reviewed related to the fiscal year ended September 30, 2024 for the DoubleLine Yield Opportunities Fund (“DLY”) and to the fiscal year ended March 31, 2025 for the respective series of DoubleLine Funds Trust (the “Trust,” and each series, a “Fund”). Your comments are summarized below to the best of our understanding, followed by DLY’s or the Trust’s response, as applicable.

* * * * * *

1.

Comment: The staff notes the attachment labeled “Item 405 Reg S-K” provided with DLY’s Form N-CEN filed on December 12, 2024. Please explain in correspondence the circumstances that led to the late filing, and please confirm in correspondence that procedures have been implemented to minimize the occurrence of such circumstances.

Response: DLY respectfully notes that the late filing was due to inadvertent administrative error. DLY understands the importance of timely filing the reports required by Section 16(a) of the Securities and Exchange Act of 1934, as amended, and believes it has taken measures to minimize the occurrence of such circumstances.

2.

Comment: With respect to the Trust, the staff notes that the response to Item B.15, Exemptive Orders, was “no” in the Form N-CEN filed on June 10, 2025. Prior Form N-CENs filed with the SEC indicated that the Trust relied on exemptive order(s). Please review the response and determine whether it is accurate. If the response to Item B.15 is not accurate, please consider whether an amended Form N-CEN should be filed.

Response: The Trust confirms that the response to Form N-CEN, Item B.15 is correct. The Trust’s prior responses to Item B.15 listed two exemptive orders, IC-29971 and IC-32534. The Trust respectfully notes that the Funds do not anticipate relying on these exemptive orders following the effective date of Rule 12d1-4 under the Investment Company Act of 1940, as amended.

3.

Comment: With respect to DoubleLine Selective Credit Fund, the line graph presented for the DoubleLine Selective Credit Fund does not assume a $100,000 initial investment. Please explain in correspondence how the line graph conforms to Item 27A(d)(2), Instruction 1 of Form N-1A.

Response: The Trust confirms that it will update the disclosure referenced by the staff in future shareholder reports of DoubleLine Selective Credit Fund to reflect the then-current investment minimum.

* * * * * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614.

Respectfully submitted,

/s/ Michelle Huynh
Michelle Huynh

cc:	Ronald R. Redell
Carolyn Liu-Hartman, Esq.
Jeremy C. Smith, Esq.
Garrett Sweeney, Esq.

Appendix A

File No.	Series Name	Registrant Name
811-22378	DoubleLine Core Fixed Income Fund	DoubleLine Funds Trust
811-22378	DoubleLine Emerging Markets Fixed Income Fund	DoubleLine Funds Trust
811-22378	DoubleLine Emerging Markets Local Currency Bond Fund	DoubleLine Funds Trust
811-22378	DoubleLine Flexible Income Fund	DoubleLine Funds Trust
811-22378	DoubleLine Floating Rate Fund	DoubleLine Funds Trust
811-22378	DoubleLine Global Bond Fund	DoubleLine Funds Trust
811-22378	DoubleLine Income Fund	DoubleLine Funds Trust
811-22378	DoubleLine Infrastructure Income Fund	DoubleLine Funds Trust
811-22378	DoubleLine Long Duration Total Return Bond Fund	DoubleLine Funds Trust
811-22378	DoubleLine Low Duration Bond Fund	DoubleLine Funds Trust
811-22378	DoubleLine Low Duration Emerging Markets Fixed Income Fund	DoubleLine Funds Trust
811-22378	DoubleLine Shiller Enhanced CAPE	DoubleLine Funds Trust
811-22378	DoubleLine Shiller Enhanced International CAPE	DoubleLine Funds Trust
811-22378	DoubleLine Strategic Commodity Fund	DoubleLine Funds Trust
811-22378	DoubleLine Total Return Bond Fund	DoubleLine Funds Trust
811-22378	DoubleLine Selective Credit Fund	DoubleLine Funds Trust
811-23476	DoubleLine Yield Opportunities Fund	DoubleLine Yield Opportunities Fund